UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Agreement for the purchase of Telxius	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Telefónica’s subsidiary, Pontel Participaciones, S.L. (“Pontel”), a company which is held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L. (“Pontegadea”), has reached an agreement with Taurus Bidco S.à r.l. (“Taurus”, a company managed by KKR) for the purchase of the 40% of the share capital of Telxius Telecom, S.A. (“Telxius”) held by Taurus for an estimated amount of 215.7 million euros, being the referred price subject to, among others, the corresponding adjustments derived from the prior transaction of the sale of the towers business from Telxius to American Tower.
As a result of the transaction, Pontel, which currently holds the remaining 60% of the share capital of Telxius, will become the sole shareholder of this company. On the other hand, Pontegadea will increase its holding in Pontel to 30% and Telefónica will hold a 70% stake.
Thus, in terms of indirect holding in Telxius, Pontegadea will increase its holding from 9.99% to 30% and Telefónica from 50.01% to 70%.
The closing of the transaction is subject to the obtaining of the relevant regulatory and competition authorisations.
Madrid, February 1, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 1, 2022	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors